NO ACT

PE
2-20-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025735

Received SEC

MAR 28 2012

Washington, DC 20549

March 28, 2012

Ronald A. Robins, Jr.
Abercrombie & Fitch Co.
Rocky_Robins@abercrombie.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-28-12

Re: Abercrombie & Fitch Co.
Incoming letter dated February 20, 2012

Dear Mr. Robins:

This is in response to your letter dated February 20, 2012 concerning the shareholder proposal submitted to Abercrombie by the Central Laborers' Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Dan Koeppel
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

March 28, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Abercrombie & Fitch Co.
Incoming letter dated February 20, 2012

The proposal requests that the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety. It further specifies that the report should include the company's definition of sustainability, and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability.

There appears to be some basis for your view that Abercrombie may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Abercrombie's public disclosures compare favorably with the guidelines of the proposal and that Abercrombie has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Abercrombie omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Abercrombie relies.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EST 1892

Abercrombie
& Fitch

NEW YORK

Via E-Mail and FedEx

February 20, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Abercrombie & Fitch Co.*
Notice of Intention to Omit Stockholder Proposal Submitted by
Central Laborers' Pension, Welfare & Annuity Funds

Ladies and Gentlemen:

On behalf of Abercrombie & Fitch Co., a Delaware corporation (the "*Company*"), we are filing this letter by e-mail to: shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), the Company is also filing six paper copies of this letter, as well as the related stockholder proposal (the "*Proposal*") submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "*Proponent*"), for inclusion in the Company's proxy materials for the 2012 Annual Meeting of Stockholders (the "*2012 Proxy Materials*").

This letter is being filed with the Securities and Exchange Commission (the "*Commission*") by the Company not later than 80 calendar days before the Company will file its definitive 2012 Proxy Materials with the Commission. We have also concurrently sent a copy of this correspondence to the Proponent by e-mail, fax and overnight courier.

The Proponent is required to send a copy of any correspondence that the Proponent submits to the Commission or the staff of the Division of Corporation Finance (the "*Staff*") to the Company. As such, we request that if the Proponent submits additional correspondence to the Staff, that such correspondence be concurrently furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008).

The Proposal is attached to this letter as Exhibit A. The Proposal, in pertinent part, requests that the Company's stockholders adopt the following resolution:

> RESOLVED: that the shareholders of Abercrombie and Fitch ("Abercrombie and Fitch" or "the company") request that the Board of Directors prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency

measures as well as other environmental and social impacts, such as water use and worker safety. The report, prepared at reasonable cost and omitting proprietary information, should be published and made available to the public by the end of 2012.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2012 Proxy Materials. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of Ohio.

We respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal under: (i) Rule 14a-8(i)(10), or (ii) Rules 14a-8(i)(3) and 14a-9.

GROUNDS FOR EXCLUSION

I. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has further noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, and when a company has already acted favorably on an issue addressed in a stockholder proposal, the company is not required to ask its stockholders to vote on that same issue.[1]

Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. The Staff has consistently concurred with the exclusion of

[1] *See, e.g. ConAgra Foods, Inc.* (available July 3, 2006)(permitting exclusion of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report); *Johnson & Johnson* (available Feb. 17, 2006)(permitting exclusion of a proposal recommending verification of the employment legitimacy of employees where the company was already acting to address the concerns of the proposal); and *Exxon Mobil Corporation* (available Mar. 18, 2004) and *Xcel Energy, Inc.* (available Feb. 17, 2004)(each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports).

proposals requesting reports where the company has addressed the subject matter of the proposal in other publications.[2]

Thus, under Rule 14a-8(i)(10), the Staff does not evaluate whether a proposal has been implemented ***in the manner preferred by the proponent***, but instead the Staff evaluates whether the relevant policies, practices and procedures of the company ***compare favorably with what would be achieved under the proposal.***

B. The Company's Substantial Implementation

The Proposal requests that the Company's Board prepare a sustainability report that includes measures to reduce greenhouse gas emissions, energy efficiency measures and other environmental and social impacts, such as water use and worker safety. The Company, at the Board's direction, has publicly released a comprehensive Corporate Responsibility Report for 2010/2011 (the "*Report*"), which is freely available on the Company's website at http://www.abercrombie.com. The link "A&F CARES" leads to a webpage that lets the viewer navigate the various sections of the Report or print out the report in its entirety. The full text of the Report is attached to this letter as Exhibit B.

The Report explicitly addresses the Company's policies on "Sustainability," both social and environmental. In a few mouse clicks, the Company's strategy on environmental sustainability is clearly stated:

> "OUR STRATEGY
>
> Our common goal is to reduce waste through conservation, collaboration, and carbon emissions programs. To accomplish this, we have embraced The Three Rs concept: Reduce, Reuse and Recycle. The Three Rs concept is helping us to focus our short-term environmental stewardship initiatives. We are taking a look at the energy we use and exploring ways to reduce our consumption, and we are advocating for similar change in

---

[2] *See, e.g., General Electric Company* (available Feb. 24, 2011)(concurring with exclusion of a proposal requesting a report on legislative and public policy activities when the company, after its receipt of the proposal, prepared a report addressing that subject and posted it on its website); *Exelon Corporation* (available Feb. 17, 2011)(concurring with exclusion of a proposal requesting a report on political activities when the company, after its receipt of the proposal, published on its website a report addressing that subject); *Alcoa Inc.* (available Feb. 3, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar, Inc.* (available Mar. 11, 2008); *Wal-Mart Stores, Inc.* (available Mar. 10, 2008); *PG&E Corp.* (available Mar. 6, 2008); *The Dow Chemical Co.* (available Mar. 5, 2008); *Johnson & Johnson* (available Feb. 22, 2008) (in each case, concurring with the company's exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives) and *Raytheon Co.* (available Jan. 25, 2006) (permitting exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a stewardship report on its website which included substantially all of the areas suggested by the proposal).

our supply chain. We are challenging our employees to look for creative ways to do their jobs more efficiently, and we are working with industry partners to limit waste. We are engaging our industry to collaborate on broader goals so we can collectively have a measurable impact. The Carbon Disclosure Project and external consultants are helping us track our carbon emissions and report our progress in a meaningful and verifiable way. By adhering to The Three Rs concept, we will continue to identify opportunities to reduce, reuse, recycle and limiting the size of our carbon footprint."

The Company's strategy on social sustainability is also clearly provided:

"OUR STRATEGY

Abercrombie & Fitch has implemented some critical policies and Codes of Conduct, as well as established strategic partnerships with various organizations. Our Company has a department solely dedicated to spreading our human rights mission throughout our supply chain and within our own Home Office. In both the short and long term, we believe there is always an opportunity to better the lives of everyone who does business with our company."

The strategies, however, are merely the beginning of the discussion. Both the Report and website go on to detail the Company's initiatives regarding carbon disclosure, pollution management, energy management, water management and worker safety – all of the items that are specifically referenced in the Proposal. The Company's various initiatives in each area are discussed, and specific steps that have been taken, and the corresponding results, are explained. The results are presented numerically, and often visually as well through tables and charts.

We believe the Report directly and substantially implements the Proposal, and certainly compares favorably with what would be achieved under the Proposal. In this respect, it is important to note that the Proposal only requests a report of the Company's strategies, and does not require that the report be in a particular format, that it be disseminated in a particular way or that it contain a particular substantive disclosure. It merely requests a report of the Company' s strategies regarding the specified matters, which has already been performed and provided to the Company's stockholders and the public-at-large through the Report.

As such, the Company firmly believes the Proposal may be omitted from the 2012 Proxy Materials under Rule 14a-8(i)(10). This exclusion would be consistent with the Staff's prior no-action letters. For these reasons, we respectfully request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(10).

II. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(3) and Rule 14a-9 Because the Proposal Contains Materially False and Misleading Statements

A. Background

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the

Staff explained in Staff Legal Bulletin No. 14B (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a stockholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. The Staff has also allowed exclusion of an entire proposal because the submission was based upon a false premise that made it materially misleading to stockholders. *See, e.g., State Street Corp.* (available Mar. 1, 2005)(permitting exclusion of a proposal requesting action under a section of state law that had been recodified and was not applicable).

B. False and Misleading Aspects of the Proposal

The Company believes that objectively false and misleading statements included in the supporting statement of the Proposals are misleading in a manner that materially misrepresents the factual backdrop for the Proposal. The Proponent states that "Abercrombie to date has not issued a sustainability report, has not publicly disclosed green house gas (GHG) emissions and has not made publicly available a plan to reduce direct or indirect GHG's." All three clauses of this statement are false. First, as evidenced by the attached Report, the Company has clearly issued a sustainability report, which is publicly available on its website for anyone to see. The assertion it has never done so is simply false. Second, pages 23-25 of the Report detail the Company's green house gas emissions over a three-year period, even including a breakdown by the Company's brands. Thus, the statement that the Company has not publicly disclosed its green house gas emissions is also false. Lastly, on page 23 the Company clearly states that electricity usage comprises the overwhelming majority of its carbon emissions (94.2%), and on pages 21 and 22 sets out numerous initiatives it has undertaken to reduce its electricity usage and reduce the corresponding emissions. The Proponent's statement that the Company has not disclose a plan to reduce emissions is, again, false.

The Proposal goes on to state that:

> "In contrast, competitors Hennes & Maurtiz AB (H&M), Limited Brands, and Nike received scores of 58, 74, and 41, respectively, for the 2009 Carbon Disclosure Project (CDP) report. Abercrombie & Fitch did not respond to the survey in 2006, 2007, 2008, and 2009. All three competitors have disclosed carbon emissions and have begun to develop strategies to react to the challenges of climate change to the retail sector. Ignoring this quickly growing trend could position our company as an industry laggard and expose it to competitive, reputational and regulatory risk."

The Proponent asserts that the Company does not disclose its greenhouse gas emissions, and lags behind competitors who participate in the Carbon Disclosure Project. In making this assertion, the Proposal cites years 2006 through 2009, while ignoring the fact that the Company has participated in the Carbon Disclosure Project since 2010. As stated on page 5 of the Report, not only does the Company participate in the Carbon Disclosure Project, it also discloses that it received a score of 80 in 2011. Based on the Proponent's misleading assertions, the Proposal suggests that the Company is "ignoring" the carbon disclosure trend and could become a "laggard" by failing to do things which, in fact, the Company is already doing.

The Proposal is based on the premise that the Company, to date, has failed to make the referenced disclosures, and that the report requested by the Proposal would remedy these alleged failures. In reality, this premise is false. The requested disclosures are, and have been, publicly available to anyone interested since December 22, 2011. The Proponent, who is experienced in the stockholder proposal process, only needs to look.

We believe that the previously mentioned statements are materially and objectively false and misleading individually, and taken together make the entire premise of the Proposal false and misleading. For these reasons, we respectfully request that the Staff concur that the Company may exclude the Proposal under Rules 14a-8(i)(3) and 14a-9.

* * *

We would appreciate a response from the Staff with respect to this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2012 Proxy Materials. If you have any questions with respect to the foregoing, please contact me at (614) 283-6861.

Very truly yours,

Abercrombie & Fitch Co.

Ronald A. Robins /by JH

Ronald A. Robins, Jr.
Senior Vice President, General Counsel and
Corporate Secretary

cc: Elizabeth Turrell Farrar
Vorys, Sater, Seymour and Pease LLP (via e-mail)

Jennifer O'Dell
Assistant Director, LIUNA Department of Corporate Affairs
c/o Laborers' International Union of North America Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Exhibit A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax: (617) 426-3433

December 13, 2011

Mr. Ronald A. Robins, Jr.
SVP, General Counsel and Corporate Secretary
Abercrombie & Fitch Company
6301 Fitch Path
New Albany, OH 43054

Dear Mr. Robins,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Abercrombie and Fitch Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,790 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Dan Koeppel
Executive Director

c: Jennifer O'Dell
Enclosure

RESOLVED: that the shareholders of Abercrombie and Fitch ("Abercrombie and Fitch" or "the company") request that the Board of Directors prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety. The report, prepared at reasonable cost and omitting proprietary information, should be published and made available to the public by the end of 2012.

SUPPORTING STATEMENT

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. A growing number of investors believe companies that are good employers, environmental stewards and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are also increasingly recognizing the links between sustainability and shareholder value. Information from corporations on their greenhouse gas emissions, environmental stewardship policies, and overall sustainability strategies is essential to investors as they assess the strengths of corporate securities in the context of climate change and increased public awareness of corporate social and environmental responsibility. This is reflected in the growth of investor coalitions such as the Investor Network on Climate Risk (INCR), which represents over 100 investors worth more than $10 trillion in assets under management. Such investors require comprehensive information on material ESG (environmental, social, and governance) factors to analyze fully the risks and opportunities associated with existing and potential investments.

Abercrombie to date has not issued a sustainability report, has not publicly disclosed green house gas (GHG) emissions, and has not made publicly available a plan to reduce direct or indirect GHG's. In contrast, competitors Hennes & Maurtiz AB (H&M), Limited Brands, and Nike received scores of 58, 74, and 41, respectively, for the 2009 Carbon Disclosure Project (CDP) report. Abercrombie & Fitch did not respond to the survey in 2006, 2007, 2008, and 2009. All three competitors have disclosed carbon emissions and have begun to develop strategies to react to the challenges of climate change to the retail sector. Ignoring this quickly growing trend could position our company as an industry laggard and expose it to competitive, reputational and regulatory risk.

The report that we are requesting should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability. We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines to prepare the sustainability report. The Global Reporting Initiative (GRI, www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities, and their guidelines provide a flexible reporting system that allows the omission of content that is not relevant to company operations. The GRI provides a supplement to its reporting framework specifically geared toward the retail sector.

Exhibit B

A&F CARES
2010/2011 CORPORATE RESPONSIBILITY REPORT

LETTER FROM THE CEO

Welcome to our first A&F Cares Corporate Social Responsibility report. Our objective in this report is to illustrate the actions we are taking in support of our commitment to corporate responsibility, as evidenced through the various components of our A&F Cares program.

As a company, we have a strong commitment to quality and standards in all aspects of our operations. In addition to our brands and retail experience, this commitment extends to our impact on the communities in which we live, and with which we interact around the world.

In some areas, we recognize that we are in the early stages of what will become increasingly significant programs. In other areas, our current activities are already substantial. There is a lot more that we can do, but we are proud of what we have accomplished to date. We hope you enjoy reading about these accomplishments in this report.

We also welcome your feedback, input and support as we move forward with our A&F Cares program and our long-term corporate responsibility strategies.

Sincerely,

Michael S. Jeffries, Chairman and CEO
Abercrombie & Fitch

COMPANY & GOVERNANCE

Abercrombie & Fitch Co. (A&F) is a leading specialty clothing retailer holding four unique lifestyle brands. Founded in 1892 and incorporated in Delaware in 1996, A&F, through its subsidiaries (collectively, A&F and its subsidiaries are referred to as "Abercrombie & Fitch" or the "Company") operates retail stores and direct-to-consumer operations under the Abercrombie & Fitch, abercrombie kids, Hollister Co. and Gilly Hicks brands.

HEADQUARTERED IN NEW ALBANY, OHIO
1,069 STORES IN NORTH AMERICA, EUROPE AND ASIA
$3.5 BILLION IN NET SALES
APPROXIMATELY 85,000 ASSOCIATES (including part-time)

Abercrombie & Fitch is governed by its staggered, nine member Board of Directors, which is presently divided into three classes. Commencing with the 2012 Annual Meeting, Board members will be selected on an annual class basis to serve a one year term with all directors standing for annual election beginning at the 2014 Annual Meeting. The Board believes that in order to oversee the successful perpetuation of Abercrombie & Fitch's business, policies should be set in accordance with the Code of Business Conduct and Ethics regarding: conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of Company assets, compliance with laws, rules and regulations, and other matters that the Board deems appropriate. The Board has established a standing committee, the Corporate Social Responsibility Committee, to oversee matters of corporate social responsibility, including those covered in this report.

BRANDS

Abercrombie & Fitch

Rooted in East Coast traditions and Ivy League heritage, Abercrombie & Fitch is the essence of privilege and casual luxury. The Adirondacks supply a clean and rugged inspiration to this youthful All-American lifestyle. A combination of classic and sexy creates a charged atmosphere that is confident and just a bit provocative. Idolized and respected, Abercrombie & Fitch is timeless and always cool.

abercrombie kids

The essence of privilege and prestigious East Coast prep schools, abercrombie kids directly follows in the footsteps of Abercrombie & Fitch. With a flirtatious and energetic attitude, abercrombie kids are popular, wholesome, and athletic. Rugged and casual with a vintage inspired style, abercrombie kids aspire to be like their older siblings, Abercrombie & Fitch. The perfect combination of maturity and mischief, abercrombie kids are the signature of All-American cool.

Hollister Co.

Hollister is the fantasy of Southern California by Abercrombie & Fitch. It's all about hot lifeguards and beautiful beaches. Young and sexy, with a sense of humor, Hollister never takes itself too seriously. The laidback lifestyle and All-American image gives Hollister an energy that's effortlessly cool. Hollister brings Southern California to the world.

Gilly Hicks

Gilly Hicks is the cheeky cousin of Abercrombie & Fitch. Inspired by the free spirit of Sydney, Australia, Gilly Hicks makes cute bras and undies for the young, naturally beautiful and always confident girl. Flirty and carefree with a little tomboy sexiness, Gilly Hicks is the All-American brand with a Sydney sensibility.

CORPORATE RESPONSIBILITY

As the Abercrombie & Fitch global footprint increases, our potential to make a positive social, environmental and economic impact is significant. Corporate responsibility is a topic of interest among our fans, both domestically and internationally. Our focus on sustainability in the coming years will be embraced and appreciated by everyone within our family of brands.

We are excited to share our first Abercrombie & Fitch Corporate Responsibility Report. A&F Cares showcases our dedication to corporate responsibility; specifically our commitments to Diversity & Inclusion, Philanthropy, and Sustainability.

A&F has worked towards adopting the exemplary characteristics of an excellent corporate citizen. We've developed a focused mission that serves to guide us in our ongoing efforts.

We are committed to our people, our planet and the communities where we do business. This commitment gives us guidance on the growth and impact of our business. We can improve our communities, operate a resourceful, competitive and profitable business, and help create a sustainable environment. Through our ongoing efforts to improve our programs and initiatives, we will continue to solidify and grow our position as a strong corporate citizen.

OUR MISSION

It is our mission to continue our efforts to support human rights, stand for and achieve diversity & inclusion, invest in our associates, give back to our communities, commit to environmental sustainability efforts and make responsible business decisions. We believe in advancing corporate responsibility within our Company and our industry. We are passionate about creating a stronger and more positive environment for everyone to enjoy.

OUR VISION

We see our commitment to sustainability and corporate responsibility as an ongoing effort that adds accountability to all of our business decisions. While it is important to know where we stand today with our initiatives, it is equally important to define where we see our programs going and how we will initiate positive change to become an even better corporate citizen.

DIVERSITY & INCLUSION

We believe cultivating a diverse workforce, that has an inclusive mindset, goes beyond a corporate responsibility initiative. An important part of what makes our culture so unique is its rich diversity. As we continue to embrace and build upon our established, nationally recognized programs, we will concentrate our efforts on implementing and supporting new initiatives to further show our commitment and raise the bar in the industry.

PHILANTHROPY

Philanthropic efforts in our local Columbus, Ohio community are significant and visible. We have the opportunity and are expanding our efforts to support and empower other communities in which we operate. The more we focus on corporate responsibility and sustainable operations, the more we have to give back.

SUSTAINABILITY - SOCIAL

We are dedicated to ensuring the rights of all the people with whom we do business, and A&F is working hard to build a thriving Human Rights program. With a well-planned strategy, specific goals and more successful partnerships like the HERproject, we will implement additional initiatives and positively impact more lives.

SUSTAINABILITY - ENVIRONMENT

Our commitment to environmental responsibility can be seen throughout our Home Office campus. We hope that its visibility stimulates and encourages thought for innovative solutions that we can implement company-wide. We are committed to creating a more robust stewardship strategy and identifying additional goals that will have noticeable impact as we continue to build upon what we have already accomplished.

BEST PRACTICES & RECOGNIZED REPORTING FRAMEWORKS

At Abercrombie & Fitch, we recognize the importance of external reporting standards. We are committed to promoting transparent and comparable disclosures on our company's performance. We have reviewed, evaluated and taken into account many best practices as well as reputable reporting frameworks to produce this report.

ADVANCING CORPORATE RESPONSIBILITY

Corporate responsibility is key to our future. We believe all of us at Abercrombie & Fitch should be focused not just on business results, but also on our triple-bottom-line.

MANAGEMENT & STRUCTURE

At the Board of Director level, Abercrombie & Fitch has a Corporate Social Responsibility (CSR) Committee, which guides and oversees all issues related to Diversity & Inclusion, Philanthropy and Sustainability. The committee is presently chaired by Archie Griffin and includes Kevin Huvane, Jack Kessler, and Liza Lee. The committee reviews and has final approval on all CSR policies, practices and progress.

To implement the CSR Committee's plans, Abercrombie & Fitch established a cross-divisional team to help embed responsible initiatives into the corporate culture and ensure corporate responsibility is considered in all business decisions. Representatives from every department are active team members. We will continue to build our CSR team by engaging more members throughout the Company and setting defined goals in each of our target areas.

RESPONSIBLE BRAND

We believe in incorporating responsible initiatives across our brands. The merchandise we sell complies with all known safety standards. Beyond meeting legal requirements, our responsible standards also serve to promote brand quality. We require that all public marketing regarding merchandise quality or pricing will be true and not in any way misleading or deceptive. In addition, the merchants responsible for purchasing or producing our commodities are required to understand and ensure compliance with applicable laws, rules, regulations and policies as well as our stringent guidelines for vendor standards and relationships. As one example of our commitment to being a responsible brand, we are currently developing a water stewardship program for our manufacturing partners through which we endeavor to ensure that there is "zero discharge" of toxic chemicals resulting from our processes.

RISKS AND OPPORTUNITIES

Laws and regulations at the state, federal and international levels frequently change, and the ultimate cost of compliance cannot be precisely estimated. Changes in regulations, the imposition of additional regulations or the enactment of any new legislation including those related to health care, taxes, environmental issues, trade, product safety and employment labor, could adversely affect Abercrombie & Fitch's business or results of operations. We are committed to strict compliance efforts in all of the aforementioned areas. In addition, we have the opportunity to set goals that go beyond baseline standards, and will contribute to the enrichment of our operations.

Abercrombie & Fitch's operations may be affected by regulatory changes related to climate change and greenhouse gas emissions. We are uncertain how the United States and international economies will be affected by potential legislation and public reactions. We are proactively working on a process to measure our emissions and begin setting goals to reduce our environmental impact and achieve results beyond industry standards. The Carbon Disclosure Project (CDP) was launched to accelerate solutions to climate change and water management by putting relevant information at the heart of business, policy and investment decisions. A&F has publicly reported our greenhouse gas emissions through the CDP for the past two years. In 2011 A&F received an overall CDP carbon disclosure score of 80.

STAKEHOLDER ENGAGEMENT

Abercrombie & Fitch carefully considers the opinions of its stakeholders. While we have traditionally engaged more with our internal stakeholders, we have been actively reaching out and engaging with external stakeholders for the past several years and intend to expand our efforts.

Internally, we use a variety of methods to engage our stakeholders. Through district manager surveys, diversity essay submissions, social media and training programs, we offer a number of platforms for feedback. We plan on enhancing internal employee engagement as we move forward with the development of additional corporate responsibility goals and objectives.

Externally, Abercrombie & Fitch engages with the nonprofit groups and organizations that we support, some of which are in the local Columbus, Ohio area while others are based in cities where we have a store presence. A&F also engages its customers through social media and mobile commerce in ways that reinforce the aspirational lifestyle of the brands. In addition, we work with non-government organizations to continue advancing our community and stakeholder engagement. We have an opportunity to further engage all of these target audiences around our corporate responsibility initiatives and intend to do so in the future.

DIVERSITY & INCLUSION

Abercrombie & Fitch celebrates being diverse every day. We all learn and grow from each other's differences, making the work environment a wonderful place, not only for employees but for customers as well.

Our corporate definition of diversity embodies both all that is "seen" as well as what is "unseen." We support diversity by encouraging a culture of inclusion that allows us to better understand our customers, operate more efficiently, capitalize on the talents of our workforce, and represent the communities where we do business. As a result of our recruiting strategy, our store population is now more racially and ethnically diverse than the U.S. population, our Federal Government and other leading clothing retailers as a whole. We believe diversity allows us to consistently provide an ideal shopping experience for our customers.

OUR COMMITMENT

We are committed to embracing the diversity of our associates and management throughout our organization. On the surface, our dedication to maintaining a diverse working and shopping environment can be easily seen by walking through one of our stores, domestically and internationally. More notably, Abercrombie & Fitch's commitment can be seen through our exceptional diversity programs, whether they are internal or external, and the results they yield. Diversity reflects the multidimensional insights we share collectively. Simply put, it is imperative to our growth that we staff our business with diverse talent and run our business with an inclusive mindset.

OUR STRATEGY

Our strategy for creating a more diverse and inclusive culture is focused on the elements and drivers of organizational change, including: Leadership Commitment, Employee Engagement, Measurement & Accountability, Communication, Training & Education, and Policy Integration. Individually, each driver plays a key role in maintaining our focus on Diversity & Inclusion, and collectively they allow us to audit the standards and processes that fuel our drive to be best in class. A few examples of how we have woven these drivers into the fabric of the organization include:

- Using social media to keep our associates highly engaged in the dialogue around why inclusion is a core element to business success.
- Integrating diversity-related metrics and communications into documents reviewed by management in the ordinary course of business.
- Drawing the correlation between inclusion and innovation during the Merchant Trainee orientation process.
- Auditing individual stores on their recruiting strategies and compliance with diversity training.
- Ensuring that the pool of secret shoppers is racially/ethnically diverse, so that we can monitor the in-store experience by demographic group.

In order to help support and implement this strategy, we rely on our Executive Diversity Council (EDC), made up of senior leaders from several business units from across the organization. In January 2010, as an extension of the EDC, we created a Stores Diversity Council made up of District Managers and Recruiters to empower our associates to lead this effort from our stores. In May 2010, we launched our Distribution Center's Diversity Council, recognizing that each employee population should become leaders in moving this initiative forward. In the fall of 2011, we will be expanding the Stores Diversity Council to include associates from Europe and Asia, to provide a different perspective on how issues of diversity are not only discussed but also defined.

EXECUTIVE DIVERSITY COUNCIL:

OFFICE OF DIVERSITY & INCLUSION

MERCHANDISING | **INTERNATIONAL EXPANSION** | **HUMAN RESOURCES** | **SOURCING** | **LEGAL** | **STORES**

OUR INITIATIVES

INTERNAL

We have developed and launched a comprehensive training curriculum for all of our associates and management. This curriculum is a blend of e-learning based programs, skill building courses and theatre-based learning to highlight real world scenarios that provide constructive and proactive ways to respond to issues like cultural awareness and building cross-functional teams. We have also established signature programs, which help keep our associates engaged in the initiative.

One of our most impactful internal programs is the bi-annual diversity week program. The themed week requests that each associate (e.g. part-time, full-time, Regional Manager, manager-in-training) re-discover the "why" behind the initiative and their responsibility in "how" to drive it through our corporate culture. In 2011, the theme was "A&F United." The highlights of the week include two additional stand-alone programs - The Diversity Champions program and The Diversity Challenge contest.

The Diversity Champions program is a four month long internal campaign to identify store associates that display "diversity champion" behavior, in other words, individuals who consistently create a work environment and/or customer experience that is respectful of all differences (e.g. race, ethnicity, gender, sexual orientation, religion and disability). Associates are nominated by their peers based on observed behaviors and tangible results achieved that are consistent with our annual performance review criteria. After successfully moving past each round, the "champions" are selected in a blind-vote format (only examples of a nominee's behavior and other metrics are shared with the voters, not their names) and announced publicly during a company sponsored leadership meeting. The current class of diversity champions includes associates from Japan, Canada and the United States.

The Diversity Challenge contest, in comparison, is an opportunity for associates to express through writing, video and/or lyrics the ways in which they infuse aspects of diversity & inclusion in their personal and professional lives. After each submission is reviewed, the winning essays are shared with the entire store population and published for external distribution at diversity conferences and in conjunction with our strategic diversity partners.

Select quotes, from some of our associates' submissions are highlighted:

- Only after working here (Abercrombie & Fitch) do I now understand that diversity goes deeper than what is visible.
- **My differences used to be the source of my shame, but then I started at a company where I was accepted wholeheartedly!**
- Of all the things you could be in the world, why wouldn't you simply want to be you?

INTERNATIONAL

Maintaining and developing strong diversity initiatives continues to be central for our brands' growth internationally. A&F has been an active participant in the discussion on what diversity means globally. We've delivered the keynote address at both the Diversity Business Forum at the University of London and a Global Diversity Conference held in Madrid. We extended our Building Cultural Dexterity training course to our Hong Kong office, ensuring that we maintain an internal focus on our associates that work abroad.

EXTERNAL

Abercrombie & Fitch creates and solidifies relationships through recruitment with external partners such as The National Society of High School Scholars and The Asian Pacific Islander Scholarship Foundation. Senior store recruiters help to maintain and manage these relationships on a local level. This allows our partners to have a consistent point of contact throughout the process.

We support organizations that value academic excellence, leadership and promote inclusion. Since 2004, our Office of Diversity & Inclusion has contributed more than 2.5 million dollars to various initiatives.



The United Negro College Fund
The Asian Pacific Islander American Scholarship Foundation
The National Hispanic Business Association
Alpha Phi Alpha Fraternity
The Human Rights Campaign/Columbus
The National Society of High School Scholars
The Central Ohio GLBT Policy Study
0
50,000
100,000
150,000
200,000
250,000
300,000

COMPANY DEMOGRAPHICS

As of the date of this report:

- Our total in-store population is more than 50% people of color.
- The incumbency rate of all in-store models that self-identify as people of color has quadrupled since 2004.
- The incumbency rate of people of color has steadily increased and simultaneously helped fuel our growth from approximately 800 to 1,100 stores.

INCUMBENCY RATE (PEOPLE OF COLOR)


45
40
35
30
25
20
15
10
5
0
2005
2006
2007
2008
2009
2010
IN-STORE MODELS
IN-STORE MANAGERS

Beyond the dimensions of race/ethnicity to those of gender and sexual orientation, we have continued to work diligently in remaining a top employer among the Lesbian Gay Bisexual Transgender (LGBT) community. Since 2006, the Human Rights Campaign has awarded us a score of 100% in their annual Corporate Equality Index. When it comes to issues of gender, 40% of our senior leaders slotted at the level of VP and above are female. Two of our three Executive Vice Presidents are also female.

PHILANTHROPY

"The employees at A&F have a huge desire to help others and their communities. The A&F Philanthropy board makes it easy for everyone to get involved in whatever causes they believe in. A&F supports the 'grass-roots' initiatives of their employees, such as: the Giving Tree, Big Brothers Bowl-A-Thon and JDRF walk-a-thon."

John Biemer
Senior Manager, Planning

OUR COMMITMENT

Abercrombie & Fitch and our associates believe in supporting the communities where we do business. We are committed to being an exemplary philanthropic citizen by giving back and making a positive impact in our communities.

OUR STRATEGY

We show our commitment through monetary and product donations, as well as countless hours of volunteer work that our associates give to a host of great causes. We are focused on giving back to our headquarters' local community in Columbus, OH, as well as nationally through non-profit organizations. As our company continues to expand internationally, we are furthering our efforts to have a global impact and our international locations stand ready to lend their support.

OUR INITIATIVES

CENTRAL OHIO MEDICAL COMMUNITY

We are proud of our donations to two nationally renowned hospitals located near our corporate campus in the Columbus, Ohio area:

Nationwide Children's Hospital

The gift to Nationwide Children's Hospital will help fund a new emergency room and trauma center for one of the busiest pediatric emergency rooms in the United States. A&F has donated $7 million to date with a total commitment of $10 million.

The Ohio State University Hospital/The Arthur G. James Cancer Hospital of The Ohio State University

The gift to The Ohio State University Hospital/The Arthur G. James Cancer Hospital of The Ohio State University will support research and patient care initiatives in digestive diseases and women's oncology. A&F has raised $5 million to date with a total commitment of $10 million.

INTERNATIONAL RELIEF EFFORTS

Following the Haitian earthquake in January 2010, our associates made monetary donations to help in the relief and aid for the rebuilding of the country.

The Japanese earthquake and tsunami in March 2011 affected millions of people and impacted many of our associates and their families directly. A&F set up an initial relief fund of $100,000; in addition our associates around the world held their own fundraisers bringing the total monetary funds available to over $180,000. Our initial relief efforts provided assistance to our associates and their families who had been impacted by the disaster. By May, we had distributed $80,000 in relief to help with temporary living expenses and more. Today, we are working with the local communities to distribute the remaining funds to aid in the rebuilding of schools and services.

A&F CHALLENGE

2011 celebrates the 10th anniversary of The A&F Challenge, which is hosted by Abercrombie & Fitch on our corporate campus. The A&F Challenge raises money to benefit various organizations and charities in central Ohio and communities in which A&F operates throughout the U.S. The Challenge is open to our associates and the general public and attracted 3,000 participants this year with 100% of entry fees donated to charity organizations.

The Challenge includes activities such as a 5K Run, 20-mile Bike tour, and the Kid's Challenge. The event is celebrated with post-race festivities including live entertainment, food and drinks.

The event is an opportunity for A&F associates, friends and family to come together, have fun and work toward a better future for our communities. Since the A&F Challenge first began in 2001, we have raised over $9.5 million and all funds raised this year will be donated to the Ohio State University Medical Center's program for health.


YEAR OF A&F CHALLENGE
2011
2010
2008
2007
2006
2005
2004
2003
2002
2001
0
200
400
600
800
1M
1.2M
1.4M
1.6M
A&F CHALLENGE DOLLARS RAISED (IN THOUSANDS)

Abercrombie & Fitch supports hundreds of charitable institutions annually. Contributions to these organizations range from $100 donations to gifts in excess of $1,000,000. The beneficiaries of these donations include notable organizations like The American Red Cross and initiatives like school supply drives for underprivileged children.

ROOM TO READ
Room to Read partners with local communities throughout the developing world to provide quality educational opportunities by establishing libraries, providing children's literature in local languages, constructing schools, and providing education to girls.

Abercrombie & Fitch partnered with Room to Read in Vietnam and funded the program that established a mobile library at the Tan Hung Primary School. The program has:

- Given more than 700 current students and countless future students access to books.
- Fostered an education that these students would not have had prior to this initiative.
- Made books accessible to adults in the community who want to develop their reading skills after school hours.

ANNUAL FUNDRAISER/HOLIDAY CHARITY DRIVES
Our Stores Organization hosts an annual fundraising event and employees help raise money through creative charity events such as skating parties, variety shows, and donating proceeds from recycling bottles. In 2010, the annual fundraising and charity events raised over $100,000, which was donated to associates in need.

The Abercrombie & Fitch Holiday Charity Drives have collected food, toys and/or funds for several organizations in the Columbus, OH community. The Columbus AIDS Task Force, Directions for Youth, and Firefighters for Kids NBC 4 have received proceeds and donations from wreath and holiday card sales, as well as toy drives.

In 2010, the Home Office collected toys to donate to Franklin County Children Services' Child's Holiday Wish program. The Franklin County Children Services' program brings toys to over 4,500 abused, neglected, and troubled kids who otherwise wouldn't have any gifts. A&F and our associates were proud to donate over 4,000 new toys.

SUSTAINABILITY - SOCIAL

Abercrombie & Fitch is proud of our commitment to international human and labor rights, and to ensuring that our products are only made in safe and responsible facilities. We partner with suppliers who respect local laws and share our dedication to utilizing the best practices in human rights, labor rights and workplace safety. Abercrombie & Fitch believes that business should only be conducted with honesty and respect for the dignity and rights of all people.

OUR COMMITMENT

While this is only the beginning of our journey, we are committed to building upon the foundation and ensuring our positive impact on human rights wherever we do business.

OUR STRATEGY

Abercrombie & Fitch has implemented some critical policies and Codes of Conduct, as well as established strategic partnerships with various organizations. Our Company has a department solely dedicated to spreading our human rights mission throughout our supply chain and within our own Home Office. In both the short and long term, we believe there is always an opportunity to better the lives of everyone who does business with our company.

OUR INITIATIVES

Abercrombie & Fitch shapes the way we do business to ensure that the highest values of human rights are being upheld at our headquarters, in our stores and within our supply chain. Because we do not own the factories that produce our clothes, we seek out the best suppliers with high quality, technical expertise, competitive costs, on-time delivery and safe workplace conditions. We regularly ensure that these factories live up to our expectations so their workers are both happy and healthy. We pursue a global sourcing strategy that includes relationships with vendors in 27 countries and the United States.

BUSINESS FOR SOCIAL RESPONSIBILITY

Business for Social Responsibility (BSR) is a global network of companies whose goal is to develop sustainable business strategies and solutions through consulting, research and cross-sector collaboration. Through BSR, we've joined the Apparel, Mills, and Sundries Working Group, a collaboration of leading apparel and retail companies and our strategic fabric mills and sundry suppliers. Together, we are creating a sustainable model for boosting the bottom line while benefiting workers and the environment by promoting transparency, knowledge sharing and collaboration between buyers and suppliers. In addition, A&F has partnered with the HERproject, through BSR, to improve women workers' health in our suppliers' factories.

Mills and Sundries

The Mills and Sundries Working Group is a forum of leading apparel and retail companies that are working in partnership with their strategic mills and sundries suppliers to jointly achieve fair, safe, healthy and environmentally friendly working conditions.

This working group seeks to move away from a top – down, pass/fail, audit model to one based on partnership. Buyers play more of a consultative role in supporting improvement in social and environmental performance at supplier facilities by sharing best practices and lessons learned. Fostering supplier ownership to access, report, and improve conditions in their own operations is critical to succeeding in this type of partnership.

In 2009, as part of the continuous improvement model, participating brands of the working group have asked suppliers to complete third party assessments of their facilities using the group's core principles. The objective of these assessments was for suppliers to establish a baseline for improvement. Buyers were able to gain a greater visibility of the conditions in facilities to determine where to focus their support.

Currently, the apparel industry is beginning to look at labor, health and safety, and environmental conditions upstream in the supply chain, beyond cut and sew facilities. The cost of conducting one assessment per supplier, which is shared with multiple customers, will be much lower than the cost of having to meet individual requests for assessment in the future.

HER (Health Enables Returns) Project

The HERproject's mission is to promote sustainable partnerships in emerging economies to improve women workers' general and reproductive health. HERproject uses peer health education and training programs to improve women factory workers' awareness of reproductive health issues and access to health services.

In 2008 –2009 workers from four factories in Ho Chi Minh City, Vietnam were trained to educate their peers about female health and hygiene, family planning options and how to access health services. At the end of the training one worker said, "Our knowledge is much improved. Before the project workers did not know clearly about how to prevent HIV/AIDS, Hepatitis B and eye diseases. After receiving many education messages, we know about prevention methods and we can apply them to protect ourselves. Methods to prevent eye diseases were applied because eye problems are seen as a common occupational health problem in this factory." Factory management went on to say the program's contribution to improved workers' health also improved factory productivity. They also felt that the project was an important issue for Human Resource management. Managers suggested similar activities be extended to other factories because of the overall benefit to worker-management relations; it becomes easier to approach workers if this kind of program is implemented.

HERPROJECT REPORT (2008 - APRIL 2011)


NUMBER OF WORKERS ATTENDING GROUP DISCUSSION
NUMBER OF WORKERS ATTENDING 1 ON 1 DISCUSSIONS
500
1,000
2,000
3,000
FACTORY 1
FACTORY 2
FACTORY 3
FACTORY 4


NUMBER OF MASTER TRAINERS
NUMBER OF FACTORY MEDICAL STAFF TRAINED
2
4
6
8
10
FACTORY 1
FACTORY 2
FACTORY 3
FACTORY 4

BETTER WORK PROGRAM

We are a member of the Better Work Program, a unique partnership between the International Labor Organization (ILO) and the International Finance Corporation (IFC), which brings together local enterprises, international buyers and governments, as well as workers' and employers' organizations to sustain and improve labor standards and competitiveness in global supply chains.

CODE OF CONDUCT

Our garments, accessories, and personal care products are produced by hard working people in factories throughout the world – China, Vietnam, India, and Guatemala are a few of the countries where our products are produced. While Abercrombie & Fitch does not own the factories producing our products, we do require all factories with whom we work to follow the standards set forth in our vendor Code of Conduct.

Child Labor

Abercrombie will not tolerate the use of child labor by its vendors. 'Child Labor' is defined as the employment of persons younger than the age of 14, the local legal minimum working age, or the local legal age for compulsory education, whichever is higher (i.e. employees under legal age).

Involuntary Forced Labor
Abercrombie will not tolerate the use of convict, indentured slave, bonded, or other forced involuntary labor, including human trafficking, either directly or indirectly, by its vendors, or by any subcontractors utilized by its vendors.

Harassment or Abuse
Vendors shall treat each of their employees with respect and dignity. None of Abercrombie's vendors' employees shall be subject to and physical, sexual, psychological or verbal harassment or abuse.

Compensation
Wages and benefits must be in conformity with the minimum wage prescribed by local law or the prevailing local industry wage, whichever is higher. Workers must be provided with benefits and overtime compensation that conform to the better of applicable local law or prevailing local industry standards.

Non-Discrimination
Vendors must employ workers on the basis of their ability to perform requisite tasks, and not on the basis of their personal characteristics or beliefs.

Laws and Workplace Regulations
Vendors' workplace policy must adhere to all local laws and Abercrombie's code of conduct.

Freedom of Association
Vendors must recognize and respect the legal rights of employees to free association. Vendors must not threaten, penalize, restrict, or interfere with employees' lawful efforts to organize or join associations of their choosing.

Health and Safety
Vendors must provide workers with a safe, clean, and healthy working environment, including living and eating facilities (where applicable), which comply with all relevant local laws and regulations.

House of Work/Overtime
Employees work hours must be reasonable and in compliance with local laws and standards with no regularly scheduled work weeks in excess of 60 hours (or lower if prescribed by local law or local industry standards).

AUDITS

All business partners are contractually required to adhere to our vendor Code of Conduct. To ensure our factories are fulfilling their obligation, we hire independent, third party monitoring firms to audit them. The auditors are experts in the local laws of the countries in which we produce and they speak the local languages.

Each audit consists of:

- A factory walk-through to appraise the physical working conditions and health and safety practices.
- Confidential interviews with workers.
- A review of relative documentation (e.g. payroll, time records, employee age verification, licensures, certificates, waivers, etc.).

We typically audit factories once per year, but we can visit more or less depending on the factory's performance and track record. To maintain the integrity of the audit, we do not provide the audit date to the factories ahead of time. However, to ensure the necessary personnel is available and the documentation can be gathered in time, we do offer a two-week window during which we will audit the factory.

2010 ACTIVE AUDITED FACTORIES BY COUNTRY


250
200
150
100
50
0
CHINA
INDIA
VIETNAM
INDONESIA
OTHER
CAMBODIA
BANGLADESH
SRI LANKA
KOREA
PHILIPPINES

ALL ACTIVE AUDITED FACTORIES BY STATUS (2010)


NEEDS IMPROVEMENT ANNUAL 17%
HIGH RISK 7%

HIGH RISK FINDINGS


DENIED AUDIT 11%
AGE DOCUMENTS 20%
COMPENSATION 49%

*DATA REPRESENTING THE 7% HIGH RISK FACTORIES

REMEDIATION AND COLLABORATION

For the factories that need assistance improving their working conditions, we provide remediation strategies; we care about making a long-term difference. An associate conducts remediation by visiting the factory approximately once a month, determining the root causes of the factory's issues and systematically making sustainable improvements to correct any concerns. We also actively collaborate with other brands and retailers who share our dedication to human rights by sharing experiences, best practices, remediation and even audits. Collaboration is essential in elevating the global standard of workplace environments.

Our human rights program is focused on a continuous improvement model, and as long as a supplier is willing to partner with us and continuously improve workplace conditions, we want to maintain our working relationship. However, if a factory makes no meaningful attempt to improve their practices, we can and will terminate the business relationship. We have had to make this decision many times before.

MATERIALS

We have a policy against using Uzbek cotton due to the government sanctioned use of forced child labor during the harvesting process. We prohibit the use of cotton sourced from Uzbekistan and textiles produced using Uzbek cotton. We also exclude sourcing any products from Uzbekistan.

SUSTAINABILITY - ENVIRONMENT

"I am excited to be involved with Abercrombie's sustainability project. With the increasingly global footprint of A&F the potential for positive environmental impact is significant. Environmental responsibility is a topic of concern among shoppers in the US, and in markets which are new to us throughout Europe and Asia. I believe that our focus on sustainability in the coming years will be embraced by all who are involved with our brands."

Lisa Goldsand
Vice President, Sourcing

OUR COMMITMENT

We recognize the importance of environmental stewardship, and we are committed to understanding the constantly evolving impact that our business and operations have on the communities where we make and sell our products. Through analysis, we intend to develop and implement practices, which reduce our environmental footprint while promoting long-term, sustainable partnerships throughout the world. We don't always have direct control over the manufacturing or logistics supply chain, but we can and have made improvements to those operations. We are committed to reducing our greenhouse gas emissions and to advocating for greater attention to environmental stewardship with all the companies who we work with.

OUR STRATEGY

Our common goal is to reduce waste through conservation, collaboration, and carbon emissions programs. To accomplish this, we have embraced The Three Rs concept: Reduce, Reuse and Recycle. The Three Rs concept is helping us to focus our short-term environmental stewardship initiatives. We are taking a look at the energy we use and exploring ways to reduce our consumption, and we are advocating for similar change in our supply chain. We are challenging our employees to look for creative ways to do their jobs more efficiently, and we are working with industry partners to limit waste. We are engaging our industry to collaborate on broader goals so we can collectively have a measurable impact. The Carbon Disclosure Project and extreme consultants are helping us track our carbon emissions and report our progress in a meaningful and verifiable way. By adhering to the The Three Rs concept, we will continue to identify opportunities to reduce, reuse, recycle and limit the size of our carbon footprint.

OUR INITIATIVES

REDUCE

Water Conservation

In 2009, we reduced our water usage by 27% by installing flow restrictors on our flush valves, changing the schedule and overall volume of irrigation, and regulating the set points and system efficiency on our air conditioning chillers. From 2009 to 2010 we saw an increase in our overall usage due to increased irrigation, the lowering of the summer set point by two degrees at our Distribution Center 1, and higher outside temperatures in the summer months. Also, in 2010 we ran three out of four chillers on a regular basis at the Distribution Center compared to running one or two in 2009. While we saw a usage increase from 2009 to 2010 our overall water usage from 2008 to 2010 decreased by 17.5%

Energy Conservation
From 2008 to 2010:

- Reduced gas usage 40%
- Reduced electrical usage 25%

We have accomplished reductions by analyzing and implementing an upgraded HVAC control system that allows us to maintain tighter temperature set points and reduces our boiler, chiller and air handling unit operations. This includes weeknight and weekend heating/cooling schedules. Also, we have replaced over 3,500 incandescent bulbs with energy saving, reduced mercury fluorescent lighting. Across campus, all lighting is controlled via motion sensors and/or programmable control panels to turn lights off when they are no longer needed.

Our campus includes two distribution centers, each measuring one million square feet. Both of our distribution centers earned the Energy Star Label for 2010. Distribution Center 1 is in the top 14% with a rating of 86 and Distribution Center 2 in the top 8% with a rating of 92.

At Distribution Center 1, we retro-fitted all metal halide light fixtures to energy efficient fluorescent T5s and replaced T12s with T8s. Distribution Center 2 is one of the first distribution centers in the country to be 100% illuminated with fluorescent lighting, increasing the light output while reducing our lighting energy by 75%. 95% of the conveyors in both of our Distribution Centers are controlled by motion sensors that shut down the conveyors when product has not passed through for 15 minutes. This feature conserves energy and lengthens the life of the equipment.

Partnership is an important aspect of our culture at Abercrombie & Fitch. We have partnered with AEP of Ohio and Energy Curtailment Specialists, Inc.; our goal is to continuously reduce energy usage by investing in energy efficiency measures. When called upon to help reduce stress on our region's power grid during critical periods, we successfully reduced more than double the committed amount of kilowatts. These partnerships and other sustainability efforts have allowed us to decrease our 2009/2010 energy consumption back to the usage levels of several years ago. In September 2010, we were called upon by ECS to perform in a Power Demand Reduction Event and successfully reduced 3,500 KW off our baseline usage. We are excited to continue our efforts to reduce our carbon footprint.

www.ecsgrid.com
www.gridsmartohio.com/savingWork

Data Center Energy Efficiency/Power Management
The data center consumes approximately 10% of our campus power, most of which is aimed at cooling the facility. In our data center, the air conditioners use efficient technology to operate only at required capacity. The facility is designed following the American Society of Heating, Refrigeration, and Air Conditioning Engineers recommended Hot Aisle/Cold Aisle configuration. We support these recommendations with designs using the space above the ceiling as the hot air return and placing the cold air return under our raised floor to minimize loss of air and pressure. All perimeter wall spaces in the data center contain a vapor barrier and insulation to reduce loss of humidity and reduce temperature gains/losses. The lighting fixtures use fluorescent bulbs, which are more efficient than standard bulbs and create less heat. We use occupancy sensors to control lighting operation and minimize usage. Based on industry best practices, we have increased the data center set point temperature from 68 degrees to 72 degrees.

Server Virtualization

Only 370 of our 1,179 servers on campus are physical servers. We have adopted one of the most effective and green IT strategies in the industry. Server virtualization remains a high priority for Abercrombie & Fitch because it consumes significantly less power and creates significantly less heat than a physical server. We are currently running 68% of our servers in a virtual environment.

Energy-Star Certified Equipment

It is extremely important to us to partner with vendors that are serious about sustainability efforts. Our equipment provider, Lenovo, has a "zero landfill" policy for electronic waste and upholds to the most environmentally friendly policy in the industry. By having the highest realized value through reuse, Lenovo's approach minimizes the demand on fossil fuels, and ultimately our organization's carbon footprint. Our computers of choice, Lenovo's ThinkCentres and ThinkPads, are rated by the Green Electronics Council at the highest available GOLD status level. We are pleased to have seen energy costs reduced by 47% and CO2 emissions reduced by 48% when compared to industry standards. We chose Lenovo because they are continually resourceful when cutting energy costs, which they have reduced by 85%. Their CO2 emissions have been reduced by 86% when compared to the industry standards.

Printer Management

As an enterprise standard, we configured our 252 campus printers and 87 copiers to use power-save mode after 20 minutes of inactivity. We purchase only remanufactured black toner cartridges and offer recycling services for all toner and ink cartridges used by our campus printers.

Desktop Management

We use Altiris (Windows) and Casper (Mac OS) client management tools to distribute patches and other software packages using wake-on-LAN technology (delivering scheduled updates to computers left in a power-saving, hibernating state prior to distribution). Managed with Altiris, Casper and a domain global policy, we force all Windows and Mac OS computers into a power-save mode after 30 minutes of inactivity.

POLLUTION REDUCTION

Across campus we have added erosion control along our roadways to help filter run off water before it enters nearby streams. All of our parking lots and building roof drains contribute to retention ponds on campus that help manage large quantities of water that runs into surrounding streams and creeks. We are committed to maintaining the plant material in the retention ponds to help filter any type of sediment that may be present. We are conscious of the products we use in our facilities and have partnered with our housekeepers to reduce waste and utilize green cleaning products throughout our facilities.

DELOITTE & CARBON DISCLOSURE PROJECT

We have been working with Deloitte to help us better understand our carbon footprint. This information will be used as part of our efforts to improve sustainability in our stores and on our home office campus. Working together, Deloitte and A&F developed a baseline by which we will measure future initiatives and to help us identify potential reduction opportunities. The inventory collected will be instrumental in preparing our greenhouse gas (GHG) reduction goal as part of our commitment to the Carbon Disclosure Project. The results of the project show that the total global emissions for A&F in 2010 were 135,942 metric tons of CO2. Collectively, Scope 1 and 2 emissions were 129,667 tons of CO2, with electricity as the largest source (94.2%) of emissions.

GHG INVENTORY RESULTS

A&F identified all direct Scope 1 emission sources including:

- Onsite fuel combustion (natural gas, fuel oil and propane)
- Transport fuel combustion (diesel, gasoline, and jet fuel)
- Refrigerant leakage (HFC-134a, R-407C, R-404A, R410-A, R-22, and R-123)

Electricity constitutes scope 2 emissions, and business air travel constitutes scope 3 emissions.



SCOPE
EMISSION TYPE
2010
1
ONSITE FUEL
2.46%
REFRIGERANTS
0.03%
TRANSPORT FUEL
3.29%
2
PURCHASED ENERGY
94.23%
0K
20K
40K
60K
80K
100K
120K
140K
CO2E (TONS)

Key Findings:

- Total global emissions for 2010 were 135,942 metric tons CO2e. Scope 1 and 2 emissions were 129,667 tons CO2e.
- Scope 1 and 2 emissions have decreased by 0.9% between 2009 and 2010 due largely to a decrease in electricity usage from domestic store closings.
- Electricity is the largest source of emissions, representing 94.2% of total scope 1 and 2 emissions in 2010. Transport fuel and onsite fuel are the second and third largest sources of emissions, making up 3.3% and 2.5% of total emissions in 2010, respectively.

The results of A&F's global emissions inventory are summarized below. The following sections break down emissions and usage by source and business division. All emissions below are reported in tons CO2e. A&F's scope 1 and 2 emissions decreased by 0.9% between 2009 and 2010 due to a 0.8% decrease in purchased energy and a 5.7% decrease in transport fuel.

GHG INVENTORY EMISSIONS SUMMARY

SCOPE	EMISSION TYPE	2008	2009	2010
1	ONSITE FUEL	3,756	3,189	3,184
	REFRIGERANTS	22	3	38
	TRANSPORT FUEL	5,554	4,522	4,265
2	PURCHASED ENERGY	125,417	123,149	122,180
3	BUSINESS AIR TRAVEL	6,388	5,058	6,275
		141,137	135,921	135,942

The graph below shows the breakdown of A&F's domestic retail emissions by brand (excluding non-retail locations, transport fuel and business travel). Hollister Co. makes up the largest portion of A&F's emissions, followed by the Abercombie & Fitch brand.

GHG INVENTORY EMISSIONS SUMMARY BY BRAND


DIVISION
SCOPE
2010
ABERCROMBIE
1
0.02%
2
13.17%
ABERCROMBIE & FITCH
1
0.34%
2
34.99%
GILLY HICKS
1
0.00%
2
2.85%
HOLLISTER CO.
1
0.60%
2
47.85%
0K
10K
20K
30K
40K
50K
CO2E (TONS)

REUSE

We've challenged ourselves to reuse and redistribute resources and material whenever possible. In our offices, we have adopted the idea of product reuse through our office repo program. We collect the unused/unneeded office items from various departments and redistribute them where they are needed. When possible, we donate excess materials to local charitable organizations, for example:

- Used furniture from corporate campus donated to Furniture Bank of Central Ohio
- 100 slabs of leather donated to Columbus College of Art and Design (CCAD)

We further extended our concept of reuse by starting our own FreeCycle board on campus. This allows our associates to post ads for items they don't want/need that others may find useful.

RECYCLING

Recycling has been a major focus for us on our corporate campus. We have paper recycling bins at all desk and printer areas and mixed recycling bins in the café, pantry areas, conference rooms and front entrances. Our distribution centers are equipped with conveyors to take all cardboard boxes to a compactor for recycling and a baler for LDPE plastic. Our overall recycling amounts have increased 20% from 2009 to 2010.

Over the past years we have recycled:

TONS RECYCLED - CARDBOARD


2010
2009
2008
4500
5000
5500
6000
6500

TONS RECYCLED - PAPER, PALLETS, PLASTIC


PAPER
PALLETS
PLASTIC
0
100
200
300
400
500
2010
2009
2008

As a collective group our recycling efforts have saved 21,180 cubic yards of landfill space, which is enough to meet the annual disposal needs of 27,000 Americans. We have saved:

- 116,900 mature trees
- 3,135,000 gallons of oil
- 162,500 gallons of gasoline
- 41,601,000 gallons of water
- 24,366,000 KWh of electricity

Swaco Emerald Award

Abercrombie & Fitch won a 2011 Solid Waste Authority of Central Ohio (SWACO) EMERALD Award because of our Sustainable Efforts over the past year. The SWACO committee commended us on our use of desk side recycling bins, our FreeCycle board, and the reuse of trees and plants around campus.

Press Release

Abercrombie & Fitch has made reduction and reuse the goals throughout its Central Ohio headquarters. Stepped up practices have resulted in the recycling of 300 pounds of batteries, 6,300 tons of cardboard and 19,725 wooden pallets. In addition, A&F has moved outside the box and established reuse programs such as: an in-house "FreeCycle" website for employees, semi-annual "sample" sales to keep unused products out of the landfill, reuse of tree and plants to other areas of the campus or the mulching of dead trees, and the reuse of office furniture.

2010 ENVIRONMENT, HEALTH AND SAFETY SUMMIT

We were proud to be part of the 2010 Environment, Health and Safety (EHS) Summit in Bangalore, India.

Twenty-five international brands within the Apparel and Footwear Industries participated in this unprecedented collaboration. Over 500 factory and brand representatives got together to share industry best practices and build awareness related to EHS programs and policies. The purpose of this event was to reinforce the EHS management systems within our supply chains, to raise awareness of EHS requirements and to share best practices. This summit was a great opportunity for capacity building and for cross company/brand collaboration among all attendees.

As a company we realize there are many ways to improve and we continue to explore new avenues to make effective use of our resources every day. Through the continued sharing of ideas and increased communication with other brands, factories and associates, we hope to learn from each other; we remain dedicated to doing what is right in contributing to global sustainability.

ABERCROMBIE.COM

Please visit our A&F Cares website pages to learn more about our corporate responsibility efforts. Visitors have the opportunity to read about past, current and future sustainable initiatives on the A&F Cares section of our website. It is a good snapshot of what we are doing to support our people, our communities, our planet and an overall prosperous future.

Abercrombie & Fitch Headquarters
6301 Fitch Path
New Albany, Ohio 43054

Abercrombie & Fitch values and is committed to transparent, open communications—especially in regard to corporate citizenship. We can only make improvements and continue to grow our strategy with feedback from our stakeholders and other key audiences. We welcome your reaction to our goals, strategies and ongoing initiatives. Please take a few minutes to share your feedback at the A&F Cares section of our site.